Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:

Investor Relations Department
Country/City Code 8862 Tel: 2656-8096
IR@gigamedia.com.tw

GigaMedia Announces First-Quarter 2020 Financial Results

TAIPEI, Taiwan, April 30, 2020 – GigaMedia Limited (NASDAQ: GIGM) today announced its first-quarter 2020 unaudited financial results.

Comments from Management

For the first quarter of 2020, GigaMedia reported revenues of $1.60 million, with a gross profit of $0.93 million, an operating loss of $0.64 million and the net loss of $0.29 million. Total revenues increased by 6.6% if compared to the previous quarter, and net loss was similar.

“The pandemic of COVID-19 only mildly affected our operations in Taiwan and Hong Kong,” said GigaMedia CEO James Huang. “While it has indeed caused disruptions to our offline marketing and operating activities, we managed to mitigate its impact, and continued improving the productivity in our existing products and making progress in developing new offerings.”

First Quarter Overview

●	Operating revenue increased by $0.10 million or 6.6% in quarter-on-quarter comparison, and increased by 8.2% in year-over-year comparison.
●

Loss from operations amounted to approximately $0.64 million and net loss approximately $0.29 million, comparable to the fourth quarter of 2019 and slightly improved when compared with the same quarter last year.

Unaudited Consolidated Financial Results

GigaMedia Limited is a diversified provider of digital entertainment services. GigaMedia’s digital entertainment service business FunTown develops and operates a suite of digital entertainments in Taiwan and Hong Kong, with focus on mobile games and casual games. Unaudited consolidated results of GigaMedia are summarized in the table below.

For the First Quarter

GIGAMEDIA 1Q20 UNAUDITED CONSOLIDATED FINANCIAL RESULTS
(unaudited, in US$ thousands, except for percentages and per share amounts)	1Q20	4Q19	Change (%)	1Q20	1Q19	Change (%)
Revenues	$1,604	$1,504	6.6%	$1,604	$1,483	8.2%
Gross Profit	927	1,025	(9.6)%	927	738	25.6%
Loss from Operations	(640)	(399)	NM	(640)	(949)	NM
Net Loss Attributable to GigaMedia	(286)	(271)	NM	(286)	(532)	NM
Loss Per Share Attributable to GigaMedia, Diluted	(0.03)	(0.02)	NM	(0.03)	(0.05)	NM
EBITDA (A)	(536)	(574)	NM	(536)	(876)	NM
Cash, Cash Equivalents and Restricted Cash	57,311	58,274	(1.7)%	57,311	58,494	(2.0)%

NM= Not Meaningful

(A)

EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). (See, “Use of Non-GAAP Measures,” for more details.)

First-Quarter Financial Results

●

Consolidated revenues for the first quarter of 2020 increased by 6.6% quarter-on-quarter to $1.60 million, from $1.50 million in the fourth quarter of 2019, or by 8.2% year-over-year from $1.48 million in the first quarter of 2019.

●	Consolidated gross profit decreased to $0.93 million from $1.03 million in last quarter but increased by 25.6% from $0.74 million in the same quarter last year.
●

Consolidated operating expenses were $1.57 million in the first quarter of 2020, representing an increase by $0.14 million quarter-on-quarter, or a decrease by $0.12 million from $1.69 million year-over-year.

●

Loss from operation for the first quarter of 2020 was approximately $0.64 million, comparable to a loss of $0.40 million last quarter and approximately a loss of $0.95 million in the first quarter of 2019.

●

Net loss for the first quarter of 2020 was $0.29 million, approximately comparable to such amount in the fourth quarter of 2019, and improved by $0.25 million when compared with the net loss of $0.53 million in the same quarter last year.

●	Cash, cash equivalents and restricted cash at the first quarter-end of 2020 accounted for $57.31 million, which decreased by $0.96 million from the end of 2019.

Financial Position

GigaMedia maintained its solid financial position, with cash, cash equivalents and restricted cash amounting to $57.31 million, or approximately $5.19 per share as of March 31, 2020.

Business Outlook

The following forward-looking statements reflect GigaMedia’s expectations as of April 30, 2020. Given potential changes in economic conditions and consumer spending, the evolving nature of digital entertainments, and various other risk factors, including those discussed in the Company’s 2019 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission as referenced below, actual results may differ materially.

In following quarters, we will continue developing new offerings to enhance the variety of our product lines, while our marketing strategies will adjust swiftly, as in the current coronavirus situation, stay-home requirement may boost sales of online business on the one hand, but prevailing economic uncertainties and weakened consumer confidence may discourage spending on entertainment on the other hand.

“In this time of uncertainty, we don’t just wait out the storm. We practice frugality and adapt proactively while focusing on sharpening our core competence,” stated CEO James Huang, “so that we will get well prepared when the storm is over.”

Meanwhile, our business strategies always include expanding through mergers and acquisitions. “We will also continue reviewing potential targets that have strategic capacity to accelerate our growth and enhance shareholders’ value,” said CEO James Huang.

Use of Non-GAAP Measures

To supplement GigaMedia’s consolidated financial statements presented in accordance with U.S. GAAP, the company uses the following measure defined as non-GAAP by the SEC: EBITDA. Management believes that EBITDA (earnings before interest, taxes, depreciation, and amortization) is a useful supplemental measure of performance because it excludes certain non-cash items such as depreciation and amortization and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA is not a recognized earnings measure under GAAP and does not have a standardized meaning. Non-GAAP measures such as EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, other financial measures prepared in accordance with GAAP. A limitation of using EBITDA is that it does not include all items that impact the company’s net income for the period. Reconciliations to the GAAP equivalents of the non-GAAP financial measures are provided on the attached unaudited financial statements.

About the Numbers in This Release

Quarterly results

All quarterly results referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, unless otherwise noted as “non-GAAP,” and are presented in U.S. dollars.

Q&A

For Q&A regarding the first quarter 2020 performance upon the release, investors may send the questions via email to IR@gigamedia.com.tw, and the responses will be replied individually.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of digital entertainment services. GigaMedia’s digital entertainment service business develops and operates a suite of digital entertainments in Taiwan and Hong Kong, with focus on browser/mobile games and casual games. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected financial performance (as described without limitation in the “Business Outlook” section and in quotations from management in this press release) and GigaMedia’s strategic and operational plans. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including but not limited to, our ability to license, develop or acquire additional online games that are appealing to users, our ability to retain existing online game players and attract new players, and our ability to launch online games in a timely manner and pursuant to our anticipated schedule. Further information on risks or other factors that could cause results to differ is detailed in GigaMedia’s Annual Report on Form 20-F filed in April 2020 and its other filings with the United States Securities and Exchange Commission.

#  #  #

(Tables to follow)

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
	3/31/2020	12/31/2019	3/31/2019
	unaudited	unaudited	unaudited
	USD	USD	USD
Operating revenues
Digital entertainment service revenues	$1,603,904	$1,503,848	$1,483,233
Operating costs
Cost of digital entertainment service revenues	677,194	479,341	744,901
Gross profit	926,710	1,024,507	738,332
Operating expenses
Product development and engineering expenses	328,815	213,241	320,494
Selling and marketing expenses	410,475	427,090	526,003
General and administrative expenses	824,442	571,562	835,987
Impairment losses	—	208,921	—
Other	2,984	2,957	5,214
	1,566,716	1,423,771	1,687,698
Loss from operations	(640,006)	(399,264)	(949,366)
Non-operating income (expense)
Interest income	255,719	322,587	381,799
Foreign exchange (loss) gain - net	98,887	(84,774)	(11,402)
Other - net	(298)	(110,020)	46,912
	354,308	127,793	417,309
Loss before income taxes	(285,698)	(271,471)	(532,057)
Income tax benefit (expense)	—	—	—
Net loss attributable to shareholders of GigaMedia	$(285,698)	$(271,471)	$(532,057)
Loss per share attributable to GigaMedia
Basic and Diluted:	$(0.03)	$(0.02)	$(0.05)
Weighted average shares outstanding:
Basic	11,052,235	11,052,235	11,052,235
Diluted	11,052,235	11,052,235	11,052,235

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEETS

	3/31/2020	12/31/2019	3/31/2019
	unaudited	audited	unaudited
	USD	USD	USD
Assets
Current assets
Cash and cash equivalents	$56,777,472	$57,742,696	$57,976,503
Accounts receivable - net	355,225	368,445	589,520
Prepaid expenses	276,010	112,243	208,919
Restricted cash	533,436	530,984	517,815
Other receivables	238,396	261	375,192
Other current assets	148,757	138,601	127,377
Total current assets	58,329,296	58,893,230	59,795,326

Property, plant & equipment - net	8,117	—	100,148
Intangible assets - net	17,965	—	32,492
Prepaid licensing and royalty fees	210,530	43,915	383,681
Other assets	285,319	285,071	1,034,278
Total assets	$58,851,227	$59,222,216	$61,345,925

Liabilities and equity
Short-term borrowings	$—	$—	$—
Accounts payable	60,405	64,337	98,921
Accrued compensation	156,948	200,455	134,243
Accrued expenses	1,449,553	1,079,234	1,228,483
Unearned revenue	1,285,399	1,364,749	1,290,792
Other current liabilities	715,877	874,434	177,073
Total current liabilities	3,668,182	3,583,209	2,929,512
Other liabilities	7,337	94,385	779,919
Total liabilities	3,675,519	3,677,594	3,709,431
Total equity	55,175,708	55,544,622	57,636,494
Total liabilities and equity	$58,851,227	$59,222,216	$61,345,925

GIGAMEDIA LIMITED

Reconciliations of Non-GAAP Results of Operations

	Three months ended
	3/31/2020	12/31/2019	3/31/2019
	unaudited	unaudited	unaudited
	USD	USD	USD
Reconciliation of Net Income (Loss) to EBITDA
Net loss attributable to GigaMedia	$(285,698)	$(271,471)	$(532,057)
Depreciation	354	10,888	25,388
Amortization	4,657	9,669	12,899
Interest income	(255,719)	(322,587)	(381,799)
Interest expense	—	—	—
Income tax (benefit) expense	—	—	—
EBITDA	$(536,406)	$(573,501)	$(875,569)